Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 7, DATED SEPTEMBER 18, 2015,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 7, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 4, dated July 20, 2015, or Supplement No. 4, Supplement No. 5, dated August 5, 2015, or Supplement No. 5, and Supplement No. 6, dated August 12, 2015, or Supplement No. 6. This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6 and should be read in conjunction with the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 7 is to update our description of portfolio investments.

PROSPECTUS UPDATES

Description of Portfolio Investments

The following disclosure is hereby inserted as a new section under “Description of Portfolio Investments — Stony Point Shopping Center Mortgage Loan” on page 143 of the Prospectus.

“Hotel Madeline Mortgage Loan

On August 25, 2014, we, through our operating partnership, originated a mortgage loan in the total original principal amount of $38.0 million (including a future funding amount of $9.0 million) secured by a first priority mortgage on the fee interest in Hotel Madeline, a 170-unit luxury resort hotel and condominium property, originally built in 2009, located in the community of Mountain Village in Telluride, Colorado.

The borrower intends to revamp operations at the property through strategic renovations and hiring a management team experienced in high-end resort hotels. Additionally, the borrower has commenced a marketing campaign for condominium sales, which has already resulted in the execution of sales at prices above the borrower’s pro-forma estimates. The loan is well structured with the net proceeds from condominium sales being utilized to pay down the loan, thereby reducing our loan basis while hotel operations continue to ramp up. Simultaneously with the sale of condominium units, the borrower will market its Madeline Rental Management Program, or RMP, which allows condominium owners to enroll their respective condominium units in the RMP, thereby generating split revenue for both the property and the condominium owners.

The property has an “as-is” appraised value of $68.8 million as of August 18, 2014. Based upon such appraisal, the fully funded mortgage loan represents a 55.3% loan-to-value ratio. At stabilization, the underwritten cash flow available for debt service (net operating income less reserves) is projected to exceed forward debt service payments related to the property by 1.15x (calculated by dividing cash flow available for debt service by the projected annual debt service to be paid in connection with the mortgage loan for the next year).

Carrying a term of five years with no extension options, the mortgage loan (requiring monthly payments of interest only) bears interest at a floating rate equal to 1-month LIBOR plus 5.50% per annum, subject to interest rate increases in the event of a default.

Lincoln Park West Mortgage Loan

On September 10, 2014, we, through our operating partnership, originated a mortgage loan in the total original principal amount of $9.45 million secured by a first priority mortgage on the fee interest in the 100% leased and occupied retail component of Lincoln Park West, a mixed-use (office over retail) asset located in the upscale neighborhood of Lincoln Park West in Chicago, Illinois. Originally built in 1934, the 37,615 square feet property benefits from strong demand among existing tenants who have occupied the property for an average of 19 years. Two of the four tenants are PNC and Starbucks, both of which are investment grade. The property has an “as-is” appraised value of $13.65 million as of July, 2014. Based upon such appraisal and the $9.45 million loan amount, the mortgage loan represents a 69% loan-to-value ratio. At closing, the underwritten cash flow available for debt service (net operating income less reserves) exceeds forward debt service payments related to the property by 1.75x (calculated by dividing cash flow available for debt service by the projected annual debt service to be paid in connection with the mortgage loan for the next year).

The mortgage loan has an initial term of three years, subject to two one-year extension options, the exercise of which is conditioned upon the borrower’s satisfaction of certain financial tests and other customary requirements. The mortgage loan (requiring monthly payments of interest only) bears interest at a floating rate equal to 1-month LIBOR plus 4.90% per annum, subject to interest rate increases in the case of a default.”